UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended March 31, 2003

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                                 ALLIANT ENERGY CORPORATION

                                         FORM U-9C-3

                            For the Quarter Ended March 31, 2003




                                          CONTENTS

                                                                                     Page
ITEM 1 - Organization Chart                                                            3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                5

ITEM 3 - Associate Transactions                                                        6

ITEM 4 - Summary of Aggregate Investment                                               7

ITEM 5 - Other Investments                                                             8

ITEM 6 - Financial Statements and Exhibits                                             8

SIGNATURES                                                                             8

EXHIBIT A                                                                              9


ITEM 1 - ORGANIZATION CHART
(As of March 31, 2003)

----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                        Name of Company                      Energy-                                   Percentage of     Nature
                 (Organization Chart Hierarchy)              or Gas-                                      Voting          of
             (Inactive companies denoted with (*))           Related     Date of         State of       Securities      Business
            (Reporting companies denoted with (**))          Company   Organization    Organization        Held           (a)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
Alliant Energy Corporation                                     N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
  Alliant Energy TransCo LLC                                   N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       TRANSLink Development Company LLC (**)                Energy       6/7/02         Delaware          16%        (vii) - 4
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
  Distribution Vision 2010, LLC (**)                         Energy      10/2/01         Delaware          14%        (vii) - 3
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
  Wisconsin Power and Light Company                            N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Dais Analytic Corporation (**)                        Energy      4/19/93         New York           2%        (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
  Alliant Energy Resources, Inc.                               N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       ADI Thermal Power Corporation (**)                    Energy      8/11/97        Washington          4%        (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       American Superconductor Corporation (**)              Energy       4/9/87         Delaware          < 1%       (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       AnAerobics, Inc. (**)                                 Energy       5/8/96         Delaware           6%        (ix) - 3
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       AstroPower, Inc. (**)                                 Energy      4/28/89         Delaware          < 1%       (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       CellTech Power, Inc. (**)                             Energy       5/1/00       Massachusetts        1%        (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Nth Power Technologies Fund II, LP (**)               Energy      2/25/00        California          8%        (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Proton Energy Systems, Inc. (**)
       (Also owned by AER Holding Company)                   Energy      8/16/96         Delaware          < 1%       (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       SmartEnergy, Inc. (**)                                Energy      11/3/00         Delaware          95%        (v) - 2
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       STM Power, Inc. (**)                                  Energy       4/1/93         Michigan           8%        (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       AER Holding Company                                     N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Proton Energy Systems, Inc. (**)
            (Also owned by Alliant Energy Resources, Inc.)   Energy      8/16/96         Delaware          < 1%       (ii)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Alliant Energy Integrated Services Company              N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Industrial Energy Applications, Inc. (**)        Energy      9/22/83           Iowa            100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 BFC Gas Company LLC (**)                    Energy      12/7/95           Iowa            60%        (vi)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Energys, Inc. (**)                          Energy      6/25/84        Wisconsin          100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            RMT, Inc. (**)                                   Energy      7/29/83        Wisconsin          100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 RMT North Carolina, Inc. (**)               Energy       4/6/69      North Carolina       100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 RMT, Inc., Michigan (**)                    Energy      12/15/95        Michigan          100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 RMT International, Inc. (**)                Energy      10/9/97        Wisconsin          100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Heartland Energy Group, Inc. (**)                Energy       6/1/95        Wisconsin          100%       (v) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Industrial Energy Applications
                    Delaware, Inc.                             N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Oak Hill Pipeline LP (**)              Energy       4/1/97          Texas            99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Alliant South Texas Pipeline, LP (**)
                           (Also owned by Alliant Energy
                           Field Services, LLC)              Energy      4/20/99          Texas            99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Alliant Energy Desdemona, LP (**)
                           (Also owned by Alliant Energy
                           Field Services, LLC)              Energy      2/14/00         Delaware          99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Bastian Bay Pipeline, LP (**) (Also
                           owned by Alliant Energy Field
                           Services, LLC)                    Energy      8/31/00          Texas            90%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Alliant Energy Field Services, LLC            N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                                       3
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Alliant South Texas Pipeline, LP (**)
                          (Also owned by Industrial Energy
                          Applications Delaware, Inc.)       Energy      4/20/99          Texas            99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Alliant Energy Desdemona, LP (**)
                          (Also owned by Industrial Energy
                          Applications Delaware, Inc.)       Energy      2/14/00         Delaware          99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Bastian Bay Pipeline, LP (**) (Also
                           owned by Industrial Energy
                           Applications Delaware, Inc.)      Energy      8/31/00          Texas            90%        (ix) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 NG Energy Trading, LLC (**)                 Energy      9/26/00         Oklahoma          51%        (v) - 1
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Alliant Energy Integrated Services -
               Energy Solutions LLC (**)                     Energy       1/1/01           Iowa            100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Schedin & Associates, Inc. (*) (**)         Energy      6/22/82        Minnesota          100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 SVBK Consulting Group, Inc. (*) (**)        Energy       7/2/85         Florida           100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Alliant Energy Integrated Services -
               Energy Management LLC (**)                    Energy       1/1/01           Iowa            100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Energy Performance Services, Inc. (**)           Energy      12/17/93      Pennsylvania        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Cogenex Corporation (**)                         Energy      9/26/83      Massachusetts        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 APS Cogenex LLC (**)                        Energy      9/29/95         Delaware          50%        (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Energy Capital and Services I, LP (**)      Energy       5/4/90      Massachusetts        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Energy Capital and Services II, LP (**)     Energy      11/13/90     Massachusetts        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Cogenex West Corporation (**)               Energy      9/26/83      Massachusetts        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 EUA Cogenex-Canada Inc. (**)                Energy      10/11/94         Canada           100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      EUA Cogenex-Canada Energy
                         Services, Inc. (**)                 Energy      12/16/97         Canada           100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                           AGRA Cogenex Joint Venture (**)   Energy       7/8/97          Canada           50%        (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 Northeast Energy Management, Inc. (**)      Energy       1/7/94      Massachusetts        100%       (i)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Alliant Energy Investments, Inc.                        N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Heartland Energy Services, Inc.                    N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 ReGENco LLC (**)                            Energy      4/19/99        Wisconsin          30%        (vii) - 2
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Alliant Energy Synfuel LLC                              N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Kaufman & Broad-Nexgen LLC                         N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                 West Virginia Synfuel LP                      N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                      Alpha Synfuel LLC                        N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
                           New River Synfuel LLC (**)        Energy      10/14/99        Colorado          22%        (vi)
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
       Alliant Energy Transportation, Inc.                     N/A         N/A             N/A             N/A            N/A
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------
            Williams Bulk Transfer Inc. (**)                 Energy      4/27/99           Iowa            100%       (ix) - 2
----------------------------------------------------------- --------- -------------- ---------------- --------------- -------------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(vii) - 3         Distribution system research and development
(vii) - 4         Transmission system maintenance and operations
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
(ix) - 3          Waste water treatment
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at March 31, 2003

------------------------------------------ --------------------------- -------------- ----------------------------------------------
                                                                          Principal
            Company                           Type of                     Amount of                 Person to
            Issuing                           Security                    Security           Whom Security was Issued
            Security                           Issued                  (in thousands)                  (1)
------------------------------------------ --------------------------- -------------- ----------------------------------------------
ADI Thermal Power Corporation              Common stock                       $200    Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP               Partnership capital              $1,569    Industrial Energy Applications Delaware, Inc.
                                           Partnership capital                  $1    Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                 Money pool borrowings            $9,809    Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                  Money pool borrowings            $4,628    Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP           Partnership capital              $5,845    Industrial Energy Applications Delaware, Inc.
                                           Partnership capital                  $8    Alliant Energy Field Services, LLC
American Superconductor Corporation        Common stock                       $963    Alliant Energy Resources, Inc.
AnAerobics, Inc.                           Series A preferred stock         $2,000    Alliant Energy Resources, Inc
AstroPower, Inc.                           Common stock                       $497    Alliant Energy Resources, Inc.
BFC Gas Company LLC                        Capital                          $1,975    Industrial Energy Applications, Inc.
CellTech Power, Inc.                       Series A preferred stock           $252    Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)   Money pool borrowings           $71,014    Alliant Energy Resources, Inc.
Dais Analytic Corporation                  Common stock                        $90    Wisconsin Power and Light Company
Distribution Vision 2010, LLC              Capital                             $50    Alliant Energy Corporation
Energys, Inc.                              Common stock                     $8,746    Industrial Energy Applications, Inc.
                                           Money pool borrowings              $119    Alliant Energy Resources, Inc.
Energy Performance Services, Inc.          Money pool borrowings           $18,322    Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.               Common stock                     $5,011    Alliant Energy Integrated Services Company
Industrial Energy Applications, Inc.       Common stock                    $21,060    Alliant Energy Integrated Services Company
                                           Money pool borrowings           $20,524    Alliant Energy Resources, Inc.
New River Synfuel LLC                      Capital                         $17,159    Alpha Synfuel LLC
Nth Power Technologies Fund II, LP         Partnership capital              $7,000    Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                       Partnership capital              $1,616    Industrial Energy Applications Delaware, Inc.
Proton Energy Systems, Inc.                Common stock                       $499    Alliant Energy Resources, Inc.
                                           Common stock                        $22    AER Holding Company
ReGENco LLC                                Class A units                    $1,083    Heartland Energy Services, Inc.
                                           Class B units                      $667    Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)             Common stock                    $11,822    Alliant Energy Integrated Services Company
SmartEnergy, Inc.                          Common stock                    $15,000    Alliant Energy Resources, Inc.
                                           Bridge loan                     $23,139    Alliant Energy Resources, Inc.
STM Power, Inc.                            Series A preferred stock         $2,500    Alliant Energy Resources, Inc.
TRANSLink Development Company              Capital                            $288    Alliant Energy TransCo, LLC
                                           Loan                               $631    Alliant Energy TransCo, LLC
Williams Bulk Transfer Inc.                Common stock                         $1    Alliant Energy Transportation, Inc.
                                           Money pool borrowings            $4,444    Alliant Energy Resources, Inc.
------------------------------------------ --------------------------- -------------- ----------------------------------------------


(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2003

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

-------------------------------------------------------------------------------------------------------------------------------
Reporting       Associate                                              Direct        Indirect                       Total
 Company         Company             Types of                          Costs           Costs         Cost of        Amount
Rendering       Receiving            Services                          Charged        Charged        Capital        Billed
 Services       Services             Rendered                       (in thousands) (in thousands) (in thousands) (in thousands)
-------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L          Environmental consulting                    $539           $-            $-           $539
RMT              IEA           Environmental consulting                      24            -             -             24
RMT              IP&L          Environmental consulting                     209            -             -            209
RMT              Resources     Environmental consulting                      21            -             -             21
RMT              Barge         Environmental consulting                       1            -             -              1
RMT              AEG           Environmental consulting                      18            -             -             18
ReGENco          WP&L          Integrated turbine & generator services      389            -             -            389
ReGENco          AEG           Storage lease, handling & maintenance        338            -             -            338
-------------------------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
Associate        Reporting                                         Direct       Indirect                       Total
 Company          Company                Types of                  Costs         Costs         Cost of         Amount
Rendering        Receiving               Services                 Charged       Charged        Capital         Billed
 Services        Services                Rendered              (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA             Environmental consulting         $24            $-             $-             $24
--------------------------------------------------------------------------------------------------------------------------------


(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                Resources       Alliant Energy Resources, Inc.
Barge            IEI Barge Services, Inc.                           ReGENco         ReGENco LLC
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
---------------- ------------------------------------------         --------------- ------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of March 31, 2003 (a)                                $5,253,193          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           787,979          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    787,979          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      112,638
     Energy-related business category ii                                                      15,022
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       39,861
     Energy-related business category vi                                                      25,964
     Energy-related business category vii                                                      3,769
     Energy-related business category viii                                                   116,276 (b)
     Energy-related business category ix                                                      13,869
     Energy-related business category x                                                            -
                                                                                       -------------
          Total current aggregate investment                                                 327,399          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $460,580          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------


Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                               --------------
            Total current aggregate investment                                          $-
------------------------------------------------------------------------ -------------------------


(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $98,763,000 of payments and $17,513,000 of commitments for future payments required to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.       $42,365         $41,584        In the first quarter of 2003, Industrial Energy
                                                                               Applications, Inc. repaid $781 of money pool
                                                                               borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.                $3,289          $3,289        No change.

Energy-related business category vi*
     BFC Gas Company LC                          $1,988          $1,975        In the first quarter of 2003, BFC Gas Company LC
                                                                               made a distribution of $13 to Industrial Energy
                                                                               Applications, Inc.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)         $11,822         $11,822        No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                        $1,903          $1,616        In the first quarter of 2003, Oak Hill Pipeline LP
                                                                               made a distribution of $287 to Industrial Energy
                                                                               Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------


* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
         Copies of contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 23rd day of May 2003.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                  Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                          (Principal Accounting Officer)


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                        (Principal Accounting Officer)
